UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March, 2013

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

(translation of Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892 and 333-183893).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: March 22, 2013	By:	Signed: /s/ Paul Bachand
Name: Paul Bachand
Title: Associate Corporate Secretary

Release: Immediate March 22, 2013

CANADIAN PACIFIC ANNOUNCES ANNUAL MEETING OF SHAREHOLDERS & FILING OF MANAGEMENT PROXY CIRCULAR

CALGARY — Canadian Pacific (TSX:CP)(NYSE:CP) today announced its annual meeting of shareholders to be held at the Royal York Hotel in Toronto, Ontario on Wednesday, May 1, 2013, at 9:00 am eastern standard time.

Paul Haggis, Chairman of the Board of Directors, will chair the meeting and the Company’s Chief Executive Officer, E. Hunter Harrison will review the company’s 2012 performance and talk about the transformational journey that is occurring at CP. Mr. Harrison will then be joined by Keith Creel, President & Chief Operating Officer, to answer questions from shareholders.

There will be a live audio webcast of the meeting available on the company’s corporate website www.cpr.ca.

The company also filed today its Management Proxy Circular which is available at www.cpr.ca, as well as on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is a low-cost provider that is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media Ed Greenberg Tel: 612-849-4717 24/7 Media Pager: 855-242-3674 ed_greenberg@cpr.ca	Investor Relations Maeghan Albiston Tel: 403 319-3233 investor@cpr.ca